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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 12, 2002

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                      TELE CELULAR SUL PARTICIPACOES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
                        ---------------------------------
                 (Translation of registrant's name into English)


                  RUA COMENDADOR ARAUJO, 299 - 3(degree) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  [X]    Form 40-F  [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [ ]            No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                      TELE CELULAR SUL PARTICIPACOES, S.A.


                                TABLE OF CONTENTS

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 ITEM
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   1.       Press Release entitled "Tele Celular Sul Participacoes S.A.
            Announces Material Fact"
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                                                                        Item 1

                        [LOGO OF THE AMERICAN CONTINENT]

                            [LOGO   TELE CELULAR SUL
                                    INVESTOR RELATIONS]

CONTACT

           PAULO ROBERTO CRUZ COZZA
           Chief Financial Officer and Director of Investor Relations

           JOANA DARK FONSECA SERAFIM
           Investor Relations
           + 55 (41) 312-6862
           jserafim@timsul.com.br

           RAFAEL J. CARON BOSIO
           Investor Relations
           +55 (41) 9976-0668
           rbosio@timsul.com.br

           WEBSITE
           http://tsu.infoinvest.com.br/


                       TELE CELULAR SUL PARTICIPACOES S.A.
                             ANNOUNCES MATERIAL FACT

The management of Tele Celular Sul Participacoes S.A. ("TSU"), together with its controlled companies, Telepar Celular S.A. ("TELEPAR") , Telesc Celular S.A. ("TELESC") and CTMR Celular S.A. ("CTMR"), frequency band "A" ("band A") cellular telecommunication service providers for the States of Parana and Santa Catarina and the city of Pelotas, in the State of Rio Grande do Sul, for the purposes of this disclosure of a Material Fact jointly called "Operators", in compliance with paragraph 4, art. 157 of Law n(degree) 6.404/76 and CVM Instruction n(degree) 358/2002, as amended by CVM Instruction n(degree) 369/2002, hereby disclose that, fulfilling the resolution of the TELEPAR and TELESC stockholders meetings held on November 19, 2002, and the CTMR stockholders meeting held on November 21, 2002, the Operators signed on December 10, 2002, the Document of Migration of the Mobile Telecommunications Service
(SMC) concession instruments to the Personal Mobile Service (SMP) regulation system, with Agencia Nacional de Telecomunicacoes - ANATEL.

                             Paulo Roberto Cruz Cozza
                          DIRECTOR OF INVESTOR RELATIONS
                        TELE CELULAR SUL PARTICIPACOES S.A.



                      http://tsu.infoinvest.com.br                  [LOGO TSU]


                                       1
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TELE CELULAR SUL PARTICIPACOES, S.A.



Date:   December 12, 2002             By:  /s/ Paulo Roberto Cruz Cozza
                                           ------------------------------------
                                           Name:   Paulo Roberto Cruz Cozza
                                           Title:  Chief Financial Officer